July 19, 2013

VIA EDGAR

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549-3628

Division of Corporation Finance, Office of Mergers and Acquisitions

Mail Stop 3628

Attention: Alexandra M. Ledbetter, Attorney-Advisor

Re:	Donegal Group Inc. (“Donegal”)

Schedule TO-T/A filed by Gregory Mark Shepard

Filed June 13, 2013

File No. 005-39100

Dear Ms. Ledbetter,

Our client, Gregory M. Shepard (“Mr. Shepard” or “Offeror” or the “Filing Person”), who is the filing person with respect to the above-referenced matter, acknowledges receipt of your additional comment letter dated June 17, 2013 (the “Comment Letter”) with regard to the above-referenced matter. We have reviewed the Comment Letter with Mr. Shepard, and we provide the following response on his behalf. Capitalized terms used herein and not separately defined have the meanings assigned to them in the Offer to Purchase for the above-referenced matter (the “Offer to Purchase”). Our responses are numbered to correspond to your comments, which are reproduced below in italics.

Offer to Purchase

Source and Amount of Funds, page 17

1.	For purposes of clarity, please restate this section in the next amendment.

In Amendment No. 9 to his Schedule TO filed on the date of this letter, Mr. Shepard has restated Section 10 – “Source and Amount of Funds” on page 17 of the Offer to Purchase.

2.	We note your response to comment 2 in our letter dated May 28, 2013. The last sentence of the added disclosure refers to a decline in trading price of such stock “at or around” the Expiration Date. Please revise the disclosure to clarify with greater specificity the meaning of the phrase. Please also clarify what is meant by the phrase “adversely affected.” Please also disclose how the 50-day moving average was calculated and advise us in your response letter as to why the Offeror chose to use a 50-day period as opposed to a longer or shorter period. In addition, please supplement the disclosure to indicate whether, at any point in calendar year 2013, the stock has traded below the threshold referenced in the disclosure (i.e. “approximately 17% below the stock’s 50-day moving average, according to Yahoo Finance as of June 12, 2013”). See Instruction 4 to Item 10 of Schedule TO (insofar as the

Securities and Exchange Commission

July 19, 2013

stock’s volatility could be characterized as a contingency); see also Item 11 of Schedule TO and Item 1011(c) of Regulation M-A.

In Amendment No. 9 to his Schedule TO filed on the date of this letter, Mr. Shepard has replaced the second paragraph of Section 10 – “Source and Amount of Funds” on page 17 of the Offer to Purchase, as previously amended by Amendment No. 8 to his Schedule TO, with the following:

“Offeror intends to generate the $28,879,080 required to fund his purchase of 962,636 Class B Shares in the event of a fully subscribed Offer from selling his 1,000,000 shares of common stock of Navistar International Corp., a publicly traded company listed on the New York Stock Exchange under the symbol “NAV.” The closing price of Navistar common stock was $34.02 on July 18, 2013, according to Yahoo Finance. There is no restriction on Offeror’s sale of his Navistar shares, which are freely tradable. There is no lien on Offeror’s Navistar shares, and they have not been pledged or hypothecated in any way. Offeror purchased his Navistar shares in the open market. The average ten-day trading volume for Navistar common stock is over 1.3 million shares, according to Yahoo Finance as of July 18, 2013. Accordingly, there is a ready market for Offeror to liquidate his Navistar shares, in order to generate the funds required for his purchase of Class B Shares pursuant to the Offer.”

3.	Refer to the last sentence of the disclosure added in response to prior comment 2. Given the existing disclosure concerning the source of funds that the Offeror intends to use in the transaction, we believe that the decline in the trading price of the aforementioned NYSE-listed company by more than the 17% threshold referenced in the disclosure at any point during the pendency of the Offer would constitute a material change in the information previously disclosed regarding the Offeror’s ability to generate the funds necessary to purchase 962,636 Donegal Class B Shares in the event of a fully subscribed offer. Under Exchange Act Rule 14d-3(b)(1), an Offeror is required to promptly file an amendment to the Schedule TO disclosing this material change. Please confirm that the Offeror will disseminate the disclosure of this change in a manner reasonably calculated to inform security holders as required by Rule 14d-4(d). Please also note that as a general rule, the Commission is of the view that, to allow dissemination to shareholders “in a manner reasonably designed to inform them of such change,” the offer should remain open for a minimum of five business days from the date that the material change is first published, sent or given to security holders. Refer to Exchange Act Release No. 34-23421, Part III.D, footnote 70 (July 11, 1986) and Exchange Act Release No. 34-24296, Part II.A (April 3, 1987).

In Amendment No. 9 to his Schedule TO filed on the date of this letter, Mr. Shepard has disclosed the name of the issuer of his 1,000,000 shares of Navistar common stock, and he has replaced the passages in which his Schedule TO had (a) previously referred to such issuer generically as an NYSE-listed company rather than by name, (b) described the historical trading prices of such stock, and (c) referred to a 50-day moving average for such prices and

Securities and Exchange Commission

July 19, 2013

a 17% threshold in connection with a decrease in such prices from such 50-day moving average. Accordingly, Mr. Shepard respectfully submits that his disclosure that such shares are Navistar shares now provides investors with sufficient information to make their own judgments about whether the trading price of his 1,000,000 Navistar shares upon the expiration of his Offer will be sufficient to generate the $28,879,080 required to fund his purchase of 962,636 Class B Shares in the event of a fully subscribed Offer. However, Offeror has also described, in response to comment 4 below, his additional financial resources to fund the purchase and his intention to seek supplemental alternative financing in the event that the trading price of Navistar common stock, together with his additional resources, are insufficient to fund the purchase.

Furthermore, Mr. Shepard acknowledges that he is legally required to comply with Rule 14d-3(b)(i) by amending his Offer to Purchase promptly upon a material change in the information set forth therein, including but not limited to the price of Navistar common stock closing below $22 per share for seven consecutive trading days, and with Rule 14d-4(d)(1) by promptly disseminating any such material change to security holders in a manner reasonably designed to inform them of such material change, in which event he would be prohibited from withdrawing his Offer for five business days following such dissemination, in accordance with the position of the SEC Staff set forth in footnote 70 of Release No. 34-23421 (July 11, 1986).

4.	Please disclose the specific source of funds that the Offeror would use in addition to the liquidation of his 1,000,000 shares in the NYSE-listed company in the event that the market value of his shares declined below the $28,879,080 needed to purchase 962,636 Donegal Class B Shares in the event of a fully subscribed offer. See Item 7 of Schedule TO and Item 1007(a) of Regulation M-A.

In Amendment No. 9 to his Schedule TO filed on the date of this letter, Mr. Shepard has added the following as two separate paragraphs immediately following the second paragraph of Section 10 – “Source and Amount of Funds” on page 17 of the Offer to Purchase:

“If the proceeds from Offeror’s sale of his 1,000,000 Navistar shares are not sufficient to generate the $28,879,080 required to fund his purchase of 962,636 Class B Shares in the event of a fully subscribed Offer, then Offeror intends to cover any such shortfall by borrowing, on margin from his brokerage firm or from another lender such as a bank, against the 3,602,900 Class A Shares that Offeror currently owns. Based on the July 18, 2013 closing price of $14.66 per share for the Class A Shares (according to Yahoo Finance), Offeror could generate approximately $7.9 million by borrowing against his 3,602,900 Class A Shares, assuming a 15% loan-to-margin ratio. Currently, Offeror does not have a margin or other borrowing arrangement in place, but if and when he does he will disclose its terms, including (i) the identity of the broker/lender, (ii) the term, (iii) the collateral (i.e., Offeror’s Class A Shares), (iv) the stated and effective interest rates, (v) any other material terms or conditions of the loan, and (vi) any plans or arrangements to finance or repay the loan.

Securities and Exchange Commission

July 19, 2013

Offeror believes that the proceeds from selling his 1,000,000 Navistar shares plus – if necessary – the additional back-up borrowing against his Class A Shares will be more than sufficient to cover the costs of purchasing the entire 962,636 Class B Shares that are subject to the tender offer. However, if the closing price of Navistar common stock is below $22 per share for seven consecutive trading days, or if some other event causes a material change in Offeror’s plans to fund his Offer as disclosed in the immediately preceding paragraph, then it may become necessary for Offeror to seek alternative financing. No plans or arrangements for alternative financing have been made at this time, but if Offeror seeks alternative financing, Offeror will promptly amend the Offer to Purchase to disclose plans for, and to explain the source of, the alternative financing.”

Conditions of the Offer, page 27

5.	Refer to clause (vi) of condition (d) of Section 14, as amended by Amendment No. 4 to the Schedule TO: “there shall have occurred...(vi) any adverse change in the market price of the Class A Shares or Class B Shares or in the securities or financial markets of the United States that, in the reasonable judgment of Offeror, is significant[.]” See also comment 9 in our letter dated April 2, 2013, and comment 5 in our letter dated May 2, 2013. Please revise the disclosure in clause (vi) to allow for objective verification that the condition has been satisfied, such as by quantifying the percentage decrease that will cause this condition to be triggered.

In Amendment No. 9 to his Schedule TO filed on the date of this letter, Mr. Shepard has replaced clause (vi) of condition (d) of Section 14 – “Conditions of the Offer” on page 28 of the Offer to Purchase, as previously amended by Amendment No. 4 to his Schedule TO, with the following:

“(vi) any decrease of more than 25% in the market price of the Class A Shares (i.e., to below $11.00 per share) or the Class B Shares (i.e., to below $15.80 per share), or in the S&P 500 Index (i.e., to below 1,161.26), in each case as of the close of regular trading on March 19, 2013 (the trading day immediately prior to the commencement of the Offer),”

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Please contact the undersigned with any further comments or questions that you may have.

Sincerely,

/s/ J. Victor Peterson

J. Victor Peterson

Securities and Exchange Commission

July 19, 2013

LATHROP & GAGE LLP